Exhibit 3.1

Amendment to the

By-Laws

of CPS Technologies Corp.,

a Delaware corporation

In accordance with a resolution approved by the Board of Directors of CPS Technologies Corp., a Delaware corporation (the “Corporation”), on March 24, 2017, the By-Laws of the Company (the “By-Laws) are hereby amended as follows:

Section 1.9 of the By-Laws is hereby amended and restated to read as follows:

1.9.      Action at Meeting.  When a quorum is present at any meeting, the holders of a majority of the stock present or represented and voting on a matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on a matter) shall decide any matter to be voted upon by the stockholders at such meeting, except when a different vote is required by express provision of law, the Certificate of Incorporation or these By-Laws.  Each director shall be elected by the affirmative vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided, however, that if, as of the 10th day preceding the date the Corporation first mails its notice for such meeting to stockholders, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast by stockholders entitled to vote in the election of directors at such meeting of stockholders at which a quorum is present.  For purposes of this Section 1.9, election by “the affirmative vote of the majority of the votes cast” means the votes cast “for” a director’s election must exceed the votes cast “against” that director’s election. If, in an election that is not a Contested Election, a director does not receive a majority of the votes cast, such director shall submit an irrevocable resignation to the Nominating and Compensation Committee of the Board of Directors, or such other committee as may be designated by the Board of Directors pursuant to these By-Laws.  Such committee shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken.  The Board of Directors shall act on the resignation, taking into account the committee’s recommendation, and within 90 days following certification of the election results shall publicly disclose its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision.  The committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant.